September 18, 2025

VIA E-MAIL

Inspirato Incorporated

1544 Wazee Street

Denver, CO 80202

Attn:

Payam Zamani

Board of Directors, c/o Brent Wadman, General Counsel

Email:

Re: Proposal to Acquire 100% of the Outstanding Equity of Inspirato Incorporated

Dear Mr. Zamani and Members of the Board of Directors:

Exclusive Investments, LLC (“Exclusive,” “we,” “us” or “our”) is pleased to submit to Inspirato Incorporated (together with its subsidiaries, “Inspirato,” the “Company,” or “you”) and its Board of Directors (the “Board”) a renewed non-binding proposal to acquire Inspirato (the “Transaction”). We sincerely appreciate the thoughtful consideration given by the special committee of the Board to our proposal delivered on September 2, 2025 and are eager to continue discussions with Inspirato and the Board regarding the Transaction. We note that although our original offer of $3.15 per share in equity value was made public by Inspirato, our subsequent offer of $3.50 per share in equity value was never publicly disclosed and never formally responded to. Nevertheless, we deliver this revised proposal (this “Proposal”) in the spirit of our subsequent, higher offer, but on the clear understanding that this Proposal reflects our best and final offer.

We continue to believe our proposed fully financed, all-cash offer delivers immediate liquidity and certainty of value to Inspirato’s shareholders. Upon closing, Inspirato would join Exclusive’s portfolio of hospitality businesses, allowing us to leverage complementary guest networks, operational know-how, and scale advantages to support the Company’s next phase of growth under private ownership.

We are prepared to complete the Transaction with speed and efficiency on the following terms.

1.

Valuation. We propose to acquire, via merger with a newly-formed, wholly owned subsidiary of Exclusive, 100% of the outstanding equity of Inspirato, for an all-cash purchase price reflecting an enterprise value of $68.6 million (or approximately $5.50 per share) (the “Purchase Price”). The Purchase Price is inclusive of the value of Inspirato’s outstanding debt (including debt arrangements with Capital One/Oakstone Ventures), amounts owed to holders of RSUs, PBUs, options, warrants and other equity-linked securities, and Inspirato’s transaction expenses, which shall not exceed $3,500,000. The Purchase Price provides for, subject to the treatment of equity-linked securities and transaction expenses, an equity value of approximately $3.50 per share.1 The Purchase Price is contingent upon Inspirato retaining a debt and capital structure consistent with Inspirato’s most recent SEC disclosures.

We welcome the opportunity to speak with key shareholders who may have an interest in remaining invested in Inspirato alongside Exclusive by rolling a portion of their ownership in Inspirato.

1 Based on 12,469,941 shares outstanding, as reported in Inspirato’s Definitive Proxy Statement on Schedule 14A, filed on August 29, 2025.

As it relates to Inspirato’s unvested equity awards, Exclusive views Inspirato on an enterprise- value basis and is indifferent, as a matter of economics, to the allocation of consideration among Inspirato’s capital layers, provided overall value is preserved. We are prepared to discuss allocation preferences the Board may have, including treatment of in-the-money equity awards, so long as such preferences do not impair deal certainty, overall economics, or risk further litigation. As part of the Transaction, to the extent the warrant held by One Planet Group is “in the money,” it will be a condition to closing that the warrant is exercised in connection with the closing.

2.

Financing. Our proposal is not subject to any financing contingency. We will have committed equity or debt financing in place to fund the transaction in full when definitive documents are signed. The previously-provided letter regarding confirmation of readily available funds, as of September 10, 2025, in an amount sufficient to fund the Transaction, was provided on September 12th to the Board.

3.

Support Agreements. In order to provide increased certainty to Inspirato’s shareholders, we expect key shareholders (including Mr. Zamani, One Planet Group and their respective controlled affiliates) to enter into customary voting and support agreements in connection with the signing of definitive agreements, pursuant to which such shareholders would, among other matters, agree to vote their shares in the Company in favor of the Transaction and adoption of definitive agreements, refrain from transferring their shares in the Company and take (or refrain from taking) actions in support of the Transaction. Given Exclusive’s need to consider the view of Inspirato’s shareholders regarding this Proposal, several of the Company’s key minority shareholders are copied on this Proposal.

4.

Due Diligence; Definitive Agreements. We are prepared to move expeditiously to complete our due diligence and negotiate definitive agreements. Our team and advisors have the resources to meet an accelerated timeline. We believe this process could be completed in approximately 45 days, assuming full cooperation from Inspirato and its advisors during this period. As previewed in our prior correspondence, we have identified the diligence topics we view as most critical to the valuation of Inspirato’s business. These include, but are not limited to:

a.

items affecting future cash flows from current subscribers (e.g., agreements to waive future fees, etc.);

b.

transaction costs and other expenses triggered by a change in control;

c.

the status and certainty of the customer deposits included in Inspirato’s financials;

d.

the status and risk profile of any current or threatened litigation;

e.

the existence and terms of any related party transactions, which includes a full understanding of the Company’s equity capitalization (including all equity-linked securities and any arrangements involving Mr. Zamani and One Planet Group); and

f.

the Company’s lease commitments and any potential material defaults.

The definitive agreement for the Transaction will contain representations, warranties, covenants and conditions to closing customary for a transaction of this nature, including (without limitation) customary restrictions on the activities and transactions undertaken by the Company while the Transaction is pending and on the ability of the Company and the Board to consider alternative transaction proposals.

5.

Approvals. This Proposal has the support of Exclusive’s Strategic Committee, board of managers and majority shareholder. Execution of definitive agreements will be subject only to the receipt of final internal approvals from Exclusive’s board of managers and majority shareholder. No additional internal consents or approvals are expected to be required on the part of Exclusive to consummate the Transaction.

6.

Exclusivity. In consideration of the substantial investment of time and resources required to complete confirmatory due diligence and negotiate definitive agreements, Exclusive requests that Inspirato agree to a period of exclusive negotiations. By countersigning below, Inspirato agrees to an exclusivity period beginning on the date of such countersignature and ending at 11:59 p.m. Mountain Time on the 45-day anniversary thereof (the “Exclusivity Period”); the Exclusivity Period shall be automatically extended for a period of seven days if the parties continue to negotiate in good faith at the expiration of the Exclusivity Period. During the Exclusivity Period, Inspirato (a) will work exclusively and in good faith with Exclusive to respond to due diligence requests and finalize due diligence, and negotiate and enter into definitive agreements with respect to the Transaction, and (b) will not, and will not authorize or permit, and will use its best efforts to prevent, its equityholders, members, managers, officers, directors, employees, agents, advisors or other representatives (“Representatives”) to, directly or indirectly, initiate solicit, entertain or knowingly encourage any offers, inquiries or proposals from, or negotiate or participate in discussions with, or knowingly disclose any nonpublic information to, or enter into any letter of intent or legally binding agreement or legally binding understanding with, any person (other than Exclusive) in connection with the possible direct or indirect acquisition (including by merger, consolidation or otherwise) by any such person of all or any material portion of the issued and outstanding shares of the Company; (b) direct or indirect sale of, or other disposition of, all or any material of the assets or equity interests of the Company and its subsidiaries, taken as a whole, by any such person; or (c) any other transaction (including an equity financing) involving a change in the ownership of a material portion of the issued and outstanding shares of the Company. Inspirato will promptly notify Exclusive of any unsolicited inquiries or proposals from any person (other than Exclusive) with respect to any such matters during the exclusivity period. The Exclusivity Period may be extended by mutual agreement.

Furthermore, during the Exclusivity Period, Inspirato agrees to grant Exclusive the right to exclusively negotiate with Capital One/Oakstone Ventures regarding the termination and settlement of the Company’s debt and commercial arrangements with those parties as part of the Transaction, and during the Exclusivity Period, Inspirato shall not facilitate negotiations or engage with other financing sources to refinance or acquire the Company’s current outstanding debt with Capital One/Oakstone Ventures except as required pursuant to the Termination Agreement between Inspirato and Capital One/Oakstone Ventures dated August 15, 2025. Inspirato further agrees that Exclusive will not be bound by any prior negotiations or agreements undertaken by the Company directly with those parties. The Company agrees to support and reasonably cooperate in good faith with any efforts by Exclusive to negotiate any such termination or settlement, and in connection with consummating any such termination and settlement following the execution of definitive agreements and while the Transaction is pending.

Exclusive would not have agreed to continue to invest time and resources in the Transaction absent Inspirato’s countersignature acknowledging its agreements to this binding Exclusivity provision and, accordingly, Inspirato and Exclusive agree that irreparable damage will occur in the event this Exclusivity provision is not performed in accordance with its specific terms or is otherwise breached by Inspirato or any of its Representatives, and that in such event, Exclusive would not have an adequate remedy at law for money damages. Therefore, Inspirato and Exclusive agree that in the event of any such breach, Exclusive shall be entitled to the remedy of specific performance of such obligation and preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and Inspirato and Exclusive further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

7.

Confidentiality. This Proposal is being submitted to Inspirato and the Board on a confidential basis and is intended for the use of Inspirato, the Board, and its advisors in connection with their evaluation of a potential transaction with Exclusive. The existence and terms of this Proposal may only be disclosed by Inspirato as required by law or regulation, and then only after consultation with Exclusive regarding the form and content of any such disclosure. If Inspirato determines, with the advice of counsel, that disclosure is required by law, Inspirato will provide advance notice to Exclusive and cooperate in good faith regarding the timing and content of any such disclosure. This confidentiality provision shall survive the expiration or withdrawal of this Proposal and any discussions between Inspirato and Exclusive regarding a potential transaction.

8.

Non-Binding Effect. This indication of interest is an expression of intent only and, other than the Exclusivity and Confidentiality sections, does not constitute a binding commitment by either party. No obligation will arise unless and until the parties execute definitive agreements, and then only in accordance with the terms and conditions thereof. Exclusive expressly reserves the right to withdraw this Proposal at any time and to discontinue discussions with respect to a possible transaction in our sole discretion for any reason or for no reason.

9.

Expiration. As mentioned above, we have made a concerted effort to provide immediate value to the shareholders of Inspirato with our prior offers and believe this offer is consistent with that message. Given that, this Proposal will expire at 5:00 p.m. Mountain Time on September 22, 2025.

We are enthusiastic about the opportunity to provide a compelling oppo1tunity to Inspirato's shareholders. We are available at your earliest convenience to discuss this Proposal and to coordinate diligence logistics. Please direct any questions to *********** . We look forward to working with you on this Proposal.

Sincerely,

James Henderson

Chief Executive Officer

Exclusive Investments, LLC